

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Via E-mail
Scott Richter
LeClair Ryan
951 East Byrd Street, Eighth Floor
Richmond, VA 23219

      Re: **Cardinal Bankshares Corporation ("Cardinal" or "the Company")**
              DEFA14A filed May 9, 2012
              DEF14A filed May 11, 2012
              File No. 0-28780

Dear Mr. Richter:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filing generally.

DEFA14A filed May 11, 2012

1. As you know, a letter dated May 11, 2012 from William B. Poff at Wood Rogers PLC to Mr. Schaller's counsel Randy Eaddy is attached to this filing. Please provide some context about the identity of Mr. William B. Poff and Woods Rogers PLC and their role in this proxy contest. . Please provide some background disclosure concerning the events leading up to the current proxy contest. Is this the law firm and lawyer representing Mr. Leon Moore? How did Company counsel obtain this letter on the same date it was sent to Mr. Schaller?

2. We note the Declaration to the Court by Leon Moore dated May 10, 2012 and filed in connection with the lawsuit by Cardinal Bankshares against Henry A. Logue. It is unclear how the facts asserted in the Declaration, which relate to Mr. Schaller's alleged recent conduct, are related to the action against Mr. Logue for breach of his termination

agreement with the Company. Please provide more context about this recent contact with Mr. Schaller. What were Mr. Schaller's stated reasons for being incensed about a lawsuit against someone else? Why would the court action against Mr. Logue damage Mr. Schaller's reputation (according to Mr. Schaller)? What were Mr. Leon's responses to the statements by Mr. Schaller? We are concerned that where you describe an incident between you and Mr. Schaller, that it be fully described, such that shareholders can understand the context and receive a full picture of what occurred.

<u>DEFA14A filed May 9, 2012</u>

3. We note the reference to a specific email (with attachment) from Mr. Schaller to Mr. Logue at 3:56 pm on December 28, 2011, along with other emails between Mr. Schaller and Mr. Logue. You assert that these emails demonstrate that Mr. Schaller spoke falsely when he said he did not seek "advice or other input from Mr. Logue regarding Mr. Schaller's proposed activities or communications with respect to the Company." Provide support for your assertion by providing the referenced emails supplementally or in revised proxy materials.

4. We note the open letter to fellow Cardinal shareholders dated April 30, 2012 signed by Kendall O. Clay and included as an attachment with this filing and with your letter dated May 9, 2012. The letter is also specifically referenced in your May 9, 2012 letter to shareholders. Tell us why Mr. Kendall Clay should not be considered a participant in this solicitation, or provide all of the information required as to participants in Item 4 of Schedule 14A.

<u>Closing Information</u>

Given the relatively short period time before the shareholders meeting, please respond to these comments immediately. Include a cover letter filed as correspondence addressing our questions above and tell us how you intend to revise and disseminate the disclosure we've asked you to amend in your filings above. Direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions